October 12, 2009
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
 Attention: Ms. Aamira Chaudhry, Division of Corporation Finance
Telephone: 202-551-3389
Facsimile: 703-813-6967

Re:	Trico Marine Services File No. 001-33402 Form 10-K: For the Fiscal Year Ended December 31, 2008 Form 10-Q: For the quarter ended March 31, 2009 Form 8-K: Filed on July 30, 2009
Dear Ms. Chaudhry:
We are in receipt of your letter dated October 1, 2009 regarding comments to the above-referenced filings. This letter sets forth our responses to such comments. For your convenience, we have included each comment set forth in your letter, followed by our response to such comment.
Form 10-K: for the fiscal year ended December 31, 2009
Item 6. Selected Financial Data, page 31
Comment 1: We note that you disclose the non-GAAP performance measure “Adjusted EBITDA” in your Form 10-K. However, we are unclear as to why “Adjusted EBITDA” provides useful information to investors. You state that “Adjusted EBITDA” is useful to gain an understanding of the factors and trends affecting your ability to service debt, pay taxes, and fund various capital expenditures, but these are not substantive reasons specific to you as to why this non-GAAP measure is useful to investors. You should explain in sufficient detail and clarity the substantive reasons specific to you why this measure is useful to investors. Please also explain why it is useful for investors to disregard each of the eliminated items, and why “Adjusted EBITDA” is a useful measure of assessing your cash flow generating capacity given that it is computed on an accrual basis rather than on a cash basis, as opposed to cash flows from operations which is computed on a cash basis. Please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting “Adjusting EBITDA”.
Response 1: We acknowledge the Staff’s comment and will discontinue presenting “Adjusted EBITDA” in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39
Comment 2: In future filings, please quantify, discuss, and analyze the changes in operating expenses for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating income. In your revised disclosure, please address the significant components of direct operating expenses, to the extent material.
Response 2: We acknowledge the Staff’s comment and future filings will be prepared accordingly.
Item 8. Financial Statements and Supplementary Data
Note 3. Summary of Significant Accounting Policies
Accounts Receivable, page 71
Comment 3: We note that you record insurance recoverable amounts when the claim has been communicated to and accepted by the carrier and you expect to receive amounts owed. Please tell us and revise your disclosure to clarify what “accepted by the carrier” means. In addition, please clarify the statement regarding when you expect to receive amounts owed (e.g., when we believe it is probable amounts will be received).
Response 3: We acknowledge the Staff’s comment and will revise future disclosure as follows: “The Company records the reinsurance recoverable amount when the claim has been communicated to the insurance provider, accepted in writing by the insurance provider as a valid claim, and the Company believes it is probable amounts will be received.”
The carrying value of our insurance receivable was $438,000 and $160,000 at December 31, 2008 and 2007, respectively.
Goodwill and Intangible Assets, page 71
Comment 4: Please supplementally provide us with a roll-forward of goodwill for 2007 and 2008 as required by paragraph 45(c) of SFAS No. 142.
Response 4: We have supplementally provided to the Staff the requested material as Attachment 2.
Note 5. Long Term Debt, page 79
Comment 5: Given the number of debt obligations you have, we believe it would be useful to readers if you disclosed the current maturities, long term maturities, and total balance of each of your outstanding debt obligations at each balance sheet date. Please provide us with a copy of your intended revised disclosure.
Response 5: The following is the intended revised disclosure showing the current maturities, long term maturities and total balance of each of our outstanding debt obligations as of December 31, 2008 and 2007 along with explanatory footnotes. Please note that these amounts reflect the retroactive application of FASB Staff Position APB 14-1 to our 3% Senior Convertible Debentures.

	December 31, 2008
US Dollars - ‘000s	Current	Long-Term	Total	Notes

$278.0 million face amount, 6.5% Senior Convertible Debentures net of unamortized discount of $45.0 million, interest payable semi-annually in arrears, maturing on May 15, 2028		$232,998	$232,998
$150.0 million face amount, 3.0% Senior Convertible Debentures, net of unamortized discount of $35.9 million and $41.2 million as of December 31, 2008 and 2007, respectively, interest payable semi-annually in arrears, maturing on January 15, 2027		114,150	114,150
$200 million Revolving Credit Facility maturing in May 2013	30,563	130,000	160,563	B
$100 million Revolving Credit Facility maturing no later than December 2017	—	15,000	15,000	B
$50 million US Revolving Credit Facility Agreement maturing in January 2011	10,000	36,460	46,460	B
6.11% Notes, principal and interest due in 30 semi-annual installments, maturing April 2014	1,258	5,657	6,915
NOK 260 million Short Term Credit Facility interest at 8.3% maturing on February 1, 2009	11,631	—	11,631
EMSL Revolving Credit Facility Agreement, bearing interest at LIBOR plus a margin of 0.08%	—	—	—

Debt assumed in the acquisition of DeepOcean:
NOK 350 million Revolving Credit Facility, maturing December 1, 2014	3,600	57,931	61,531	A
NOK 230 million Revolving Credit Facility, maturing June 1, 2012	2,294	18,939	21,233	A
NOK 150 million Additional Term Loan, maturing December 18, 2011	3,644	6,754	10,398	A
NOK 200 million Overdraft Facility, maturing June 21, 2010	0	3,207	3,207	A
23.3 million Euro Revolving Credit Facility, maturing March 31, 2010	—	19,717	19,717	A,B
$18 million Revolving Credit Facility, maturing December 5, 2011	2,000	14,000	16,000	A,B
8 million Sterling Overdraft Facility, maturity 364 days after drawdown	9,812	—	9,812
24.2 million Sterling Asset Financing Revolving Credit Facility, maturing no later than January 31, 2015	3,238	14,048	17,286
Finance lease obligations assumed in the acquisition of DeepOcean, maturing from October 2009 to November 2015	2,225	11,947	14,172
Other debt assumed in the acquisition of DeepOcean, maturing from March 2009 to August 2014	2,716	5,979	8,695
Fresh-start debt premium	—	312	312

Total debt	82,982	687,098	770,080

A.	These debt agreements contain material adverse change provisions. These provisions allow the lenders to declare an event of default if in their reasonable opinion, a deterioration in the financial condition of the borrower will have a negative effect on its ability to meet its obligations or, a material adverse change occurs with respect to the financial condition of the borrower and/or its material subsidiaries.

B.	The Company was not in compliance with its net worth ratio as of December 31, 2008 and received an amendment retroactive to December 31, 2008. The amendment changed the calculation of net worth ratio both retroactively and prospectively to permanently exclude impairment of goodwill and non-amortizing intangible assets from the net worth ratio.

	December 31, 2007
US Dollars - ‘000s	Current	Long Term	Total

$150.0 million face amount, 3.0% Senior Convertible Debentures, net of unamortized discount of $41.2 million as of December 31, 2007, interest payable semi-annually in arrears, maturing on January 15, 2027	$—	$108,800	$108,800
6.11% Notes, principal and interest due in 30 semi-annual installments, maturing April 2014	1,199	6,975	8,174
EMSL Revolving Credit Facility Agreement, bearing interest at LIBOR plus a margin of 0.08%	2,000	—	2,000
Fresh start debt premium	59	312	371

	$3,258	$116,087	$119,345

Comment 6: We note that some of your debt agreements list a material adverse change as an event of default and contain acceleration provisions. Based on your disclosure, these appear to be subjective acceleration clauses. It also appears that some of these debt obligations may be classified as long term debt in the consolidated balance sheet as of December 31, 2008. Please tell us and disclose which debt obligations have subjective acceleration clauses and quantify for us the amount of these obligations that have been classified as long term debt in the consolidated balance sheet as of December 31, 2008.
Response 6: Note A to the table provided in response to Comment 5 above will be disclosed in future filings in response to the Staff’s comment.
Comment 7: In addition, we note the following factors with regard to your debt covenants:
• As of December 31, 2008, you obtained waivers and/or retroactive amendments for your debt covenants in order to remain in compliance with the minimum net worth requirement contained in several of your debt agreements;
• As of March 31, 2009, you obtained a waiver for your debt covenants in order to remain in compliance with the leverage ration requirement contained in several of your debt agreements;
• As of June 30, 2009, you state that your forecasted cash and available credit capacity are not expected to be sufficient to meet your commitments as they come due over the next twelve months and that you will not be able to remain in compliance with your debt covenants unless you are able to successfully refinance certain debt, extend existing amortization requirements, sell assets, access cash in certain of your subsidiaries, obtain waivers or amendments from your lenders, and effectively manage your working capital; and
• In August 2009, you received an amendment to the $50 million U.S. Revolving Credit Facility whereby the maximum consolidated leverage ratio, net debt to EBITDA, was increased from 4.5:1 to 5.0:1 for the fiscal quarter ending September 30, 2009.
Based on the above, please tell us, for debt classified as long term how you determined the likelihood of acceleration was remote and classification as long-term was appropriate. Refer to the guidance in FTB 79-3, ETIF Topic D-23, and SFAS 6. In addition, please tell us what consideration you gave to the guidance in SFAS 78 and ETIF 86-30 regarding the classification of your debt.
Response 7: As of December 31, 2008, the debt with maturities beyond 12 months was not classified as current per the following:
• In regards to our December 31, 2008 balance sheet, a retroactive amendment was received for the minimum net worth covenant for each of the $200 million Revolving Credit Facility, the $100 million Revolving Credit Facility, the $18 million Revolving Credit Facility, the 23.3 million Euro Revolving Credit Facility and the $50 million U.S. Credit Facility. The net worth calculation is identical for the first four listed debt agreements and is based on the net worth of one of the Company’s principal subsidiaries. The net worth calculation for the other debt agreement is based on the net worth of the Company overall. These amendments adjusted the calculation of net worth in order to permanently eliminate the negative effect on net worth of any non-cash goodwill adjustments including that which was included in the December 31, 2008 financial statements. Based on this revised definition, the Company was in compliance with these covenants as of the balance sheet date and believed it was probable that it would be in compliance with these covenants, as amended, for at least the next 12 months. Since these obligations were not callable at the balance sheet date and the amendment to the debt covenants was permanent

(i.e. did not constitute a grace period), neither FAS 78 nor EITF 86-30 required the debt to be classified as current.
• Subsequent to the issuance of our year end 2008 financial statements, the Company violated one of its leverage ratio covenants as of March 31, 2009, the same calculation which applies to the NOK 350 million Revolving Credit Facility, the NOK 230 million Revolving Credit Facility, the NOK 150 million Additional Term Loan, and the NOK 200 million Revolving Credit Facility and is based on the net debt calculation within one of our subsidiaries, Deep Ocean. The Company was in compliance with this covenant as of December 31, 2008. The non-compliance at March 31, 2009 was the result of an unanticipated and uncharacteristic delay in collecting two large receivables, which were received shortly after March 31, including one from our largest customer, Statoil Hydro. The Company did not forecast this would occur at the time our year end 2008 financial statements were filed and had no reason at that time to believe that this non-compliance would occur. Since the Company was in compliance with this covenant as of December 31, 2008 and expected to remain in compliance with this covenant for the next 12 months, EITF 86-30 did not require this debt to be classified as current. The Company was well within compliance with this covenant as of June 30, 2009. Further, the respective debt associated with this covenant matures on January 1, 2010 and was subsequently re-classified as a current liability beginning with our March 31, 2009 balance sheet.
• As of June 30, 2009, the Company disclosed that unless it was able to successfully refinance certain debt, it was not expected to have sufficient liquidity to satisfy its future obligations, most significantly the maturity of debt on January 1, 2010 related to NOK 350 million Revolving Credit Facility, the NOK 230 million Revolving Credit Facility, the NOK 150 million Additional Term Loan, and the NOK 200 million Revolving Credit Facility unless it was able to refinance all or substantially all of this debt or improve liquidity by rescheduling debt amortizations and other debt provisions and, among other things, selling assets. Between the completion of the 2008 financial statements and the filing of the second quarter 2009 statement on Form 10-Q, the Company experienced a significant weakening in its towing and supply business which reduced liquidity below levels originally forecasted at the time our 2008 year-end financial statements were filed. Additionally, a significant weakening of the dollar against the Norwegian Kroner (NOK) required an additional prepayment against a loan drawn in NOK but availability denominated in dollars, which also had a negative impact on our liquidity. (This loan has subsequently been converted to USD.) The same factors that led to the disclosure in the second quarter Form 10Q also resulted in the Company disclosing that it might not be in compliance with certain of its debt covenants, although we were in compliance with all of our covenants as of June 30, 2009.
• In regards to the consolidated leverage ratio related to the $50m U.S. Revolving Credit Facility, the Company was in compliance with this covenant as of June 30, 2009. However, the Company proactively sought and received an amendment to insure continued compliance with the covenant as of September 30, 2009. The Company did not classify this debt as current as it was in compliance with the covenant as of the balance sheet date (without waiver or amendment) and expected to be in compliance with the covenant as of the subsequent balance sheet date.
• Other than the 8 million sterling overdraft facility, which is classified as current at December 31, 2008 in accordance with FAS 6, our revolving credit facilities do not have maturity dates less than one-year and therefore do not represent short-term obligations. Other than the 8 million sterling overdraft facility, at December 31, 2008 the Company classified the other revolving credit facilities as noncurrent on the Balance Sheet, as none had maturity dates within 12 months.

As indicated in the tables provided in response to Comment 5, several of our debt agreements have material adverse change clauses. As of the filing date of our 2008 year end financial statements, the Company believed that the risk of the requisite lenders invoking these clauses requiring acceleration of the associated debt was remote given our forecasted liquidity and the fact that we were in compliance with our covenants at that time. Therefore, pursuant to FTB79-3, the debt was not classified as current. However, we disclosed the risk and uncertainty associated with this particular provision in our debt agreements within Note 2 to our financial statements in accordance with SOP 94-6.
The Company will evaluate closely the appropriateness of classifying certain portions of the $18 million Revolving Credit Facility, given its subjective acceleration clause, as non-current at future filing dates, including the third quarter 2009 Form 10Q, and determine if the entire balance should be classified as current.
Comment 8: Given that several of your debt agreements contain cross default and cross acceleration provisions, please tell us what the impact of potentially reclassifying debt from long term to current would have on your compliance with all other debt covenants contained in your debt agreements.
Response 8: There would be no effect on any of the covenants contained in our debt agreements if all of the debt was classified as current. The NOK 350 million Revolving Credit Facility, the NOK 230 million Revolving Credit Facility, the NOK 150 million Additional Term Loan and the NOK 200 million Overdraft Facility each contain a financial covenant requiring that our current ratio (current assets / current liabilities) be maintained above a minimum level, however current maturities of debt are specifically excluded from the current liabilities calculation.
Comment 9: We note that your 6.5% and 3.0% Senior Convertible Debentures contain several unique terms and conditions. Please tell us why the terms and conditions of your debentures are structured as they are (i.e., what is the purpose and intended goal to be achieved by each of the various different terms of the debentures). Please specifically address the following:
• the different payment options;
• the different criteria that must be met for the investor to convert, redeem, or required repurchase;
• the different conditions under which the Company can repurchase or redeem the debentures; and
• why the 6.5% debentures contain an interest make whole provision.
Response 9:
The Company intends to include disclosure similar to the following in its future filings:
Payment Options:
Upon voluntary conversion by the holders of our 3.0% Senior Convertible Debentures, we will satisfy our conversion obligation in cash up to the principal amount of the Debentures to be converted, with any remaining amount to be satisfied in shares of our common stock. If the holders put the debentures to the Company on the requisite put dates or upon a “fundamental change of control”, these amounts are paid in cash. The Company may redeem the notes beginning January 15, 2012 for a price equal to the redemption price. This amount is payable in cash. In this circumstance, the holders have the ability to convert prior to the redemption date and receive a combination of cash and common stock if the common stock price is greater than the conversion price. We believe these were standard provisions as of the date of issue and enable the holder of the debentures to receive the minimum of the principal amount of the notes and the value of the stock underlying the notes.
For the 6.5% notes (which were retired as of May 2009), upon any conversion, the Company has the option to pay the holders of the debentures in cash, stock, or a combination thereof. If the holders exercise their voluntary right to convert, the Company can issue either $1,000 in cash per each $1,000 of principal value of notes redeemed or the requisite number of shares (24.74023) per each $1,000 of principal value of notes redeemed. For other redemptions, the Company can either (i) pay cash in the amount equal to the minimum of (a) $1,000 per each $1,000 of principal value of notes redeemed or (b) the cash equivalent value of 24,74023 shares based on recent trading prices, (ii) 24.7023 shares per each $1,000 of principal value of notes redeemed, or (iii) a combination of (i) and (ii). The purpose of this is to provide the Company the option to pay cash rather than having additional shares issued.
Investor Options to Convert, Redeem, or Repurchase
The provisions in the 3% Debentures include a put right of the holder at January 15, 2014, January 15, 2017, and January 15, 2022. This provision provides the holder the opportunity at various points (approximately years 7, 10, and 15) to receive back the principal amount of the Debentures. There is also a “fundamental change of control” put. Both of these provisions are standard in high-yield convertible debt issuances and provide some protection for the holders by allowing them to shorten the maturity of the notes and be protected in the event of a change in the Company’s status.
In the 6.5% Debentures, the holders have the right to convert the notes at any time into the requisite number of shares, and if redeemed prior to May 2013, the present value of the remaining interest payments. This provides the holder the ability to receive a minimum of five years of interest on the notes regardless of when they are redeemed. This is similar to make-whole provisions in bond deals.
Company’s Ability to Repurchase or Redeem Notes
In the 3% Debentures, the Company has the right to redeem the notes for a slight premium to par beginning in January of 2012 (approximately five years after issue). This premium amount declines to zero in January of 2014. Additionally, the Company has the right to redeem the notes if they trade at 125% of the then relevant conversion price for a minimum period of time. Both of these provisions enable the Company to retire the debt, improve its balance sheet, and eliminate all related obligations including the payment of interest.
In the 6.5% Debentures, the Company has the right to redeem the notes if they trade at 175% of the then relevant conversion price for a minimum period of time within the first five years. After five years, the Company can redeem the notes regardless of the stock trading price. This provision enable the Company to retire the debt, improve its balance sheet, and eliminate all related obligations including the payment of interest. This structure, similar to certain of the holder’s rights to convert, provides a relatively high degree of certainty that the debt will remain outstanding for five years while thereafter giving the Company flexibility to retire the debt after five years if it desires to do so.
6.5% Notes Make Whole Provision

The make-whole interest provision in the 6.5% convertibles was included at the request of the placement agent in the transaction in order to ensure the issue was fully subscribed. As discussed above, these notes are structured to provide the holder with an instrument that has returns similar to a five year non-callable bond.
Comment 10: We note that you have accounted for the conversion feature associated with the 6.5% senior convertible debentures as an embedded derivative under SFAS 133. We also note that the conversion feature associated with the 3.0% senior convertible debentures has not been accounted for as a derivative instrument. We believe that it may be more helpful to readers to describe the substance of why the various accounting treatments were applied rather than to solely refer readers to the relevant text within GAAP. Please provide us with a copy of your intended revised disclosure.
Response 10: In response to the Staff’s comment, we propose in future filings to replace the first sentence in Note 6. Derivative Instruments, with the following:
“As discussed in Note 5, both our 6.5% Debentures and our 3.0% Debentures provide the holder with a conversion option. The conversion option in our 3% Debentures may only be settled in our stock and therefore is not required to be separately accounted for as a derivative. However, our 6.5% debentures include a conversion option that may be settled in a combination of cash or stock, at the Company’s election, and entitles the holder to a make whole interest premium that is indexed to the US Treasury Rate. Because the terms of this embedded option are not clearly and closely related to the debt instrument, it represents an embedded derivative that must be accounted for separately.”
Comment 11: We note that you recorded a $9.0 million gain on conversion of $22 million principal amount of the 6.5% debentures. Please tell us how you calculated the gain on conversion.
Response 11: Because the conversion right on the 6.5% Debentures has been bifurcated under FAS 133, we determined that the accounting for the conversions was subject to extinguishment accounting under APB 26 and FTB 80-1. The gain was calculated as the book value of the debentures being liquidated adjusted for the portion of debt discount, derivative liability and unamortized deferred issuance costs associated with the amount converted, less the cash paid for the make whole interest payment and the value of the shares issued upon conversion.
The quoted stock prices on the legal dates of conversion, $4.34 and $4.26, were significantly below the strike price of the conversion feature, $40.42. The trading price of these convertible notes was significantly below their face value (approximately 55%). The holders of the notes elected to liquidate their $22 million of convertible notes for the cash paid on the make-whole interest provision, approximately $6.2 million, and an equivalent amount of shares upon conversion ($22 million / $40.42 = 544,284 shares). These shares were worth approximately $2.3 million on the date of conversion. Therefore, because these note holders elected to convert their holdings while substantially under water, it enabled Trico to extinguish a liability with a book value of $17.6 million for only $8.5 million of consideration, resulting in a gain upon extinguishment.

US Dollars — ‘000s

Book value of debt at conversion date:
Converted debt amount	22,000
Less discount on converted debt amount	(3,585)
Derivative liability on converted debt amount	65
Less unamortized discount on converted debt amount	(825)

Book value of debt retired (a)	17,656

Reacquistion price:
Cash paid — interest make whole amount	6,179
Shares received (value at issue date)	2,342

Value of consideration provided (b)	8,521

Gain on extinguishment (a) - (b)	9,135

Note 13. Earnings Per Share, page 94.
Comment 12: We note that you have excluded the potential dilutive effect of the principal amount of the 6.5% debentures from the diluted EPS calculation. Despite your current intention to settle the amounts when converted in cash, your past history appears to indicate that you settle these amounts upon conversion with cash only for the make whole interest provision and the remainder by issuing common stock. As such, please tell us your basis for excluding the potential dilutive effect of the principle amount of the 6.5% debentures from the diluted EPS calculation. Additionally, please specifically address your ability to settle in cash. Please refer to the guidance in paragraphs 26 through 29 of SFAS 128.
Response 12: In the fourth quarter of 2008 and the first quarter of 2009, $46.5 million of the 6.5% debentures were redeemed by holders pursuant to the voluntary redemption provision. Under this provision, the holders receive make whole interest and, at the election of the Company, either $1,000 in cash per each $1,000 of notes redeemed or 24.74023 shares of stock per $1,000 shares of notes redeemed. Given the stock price at the time of these redemptions, it was preferable for the Company to provide the requisite number of shares than pay the face amount in cash.
The Company’s ability to settle the notes in cash is dependent on the Company’s liquidity situation at the time of redemption or put by the holders of the debentures. The first put date is not until May 15, 2013.
The 6.5% Debentures were exchanged in the second quarter of 2009 for 8.125% Debentures whose dilutive effect is considered in the EPS calculation using the “if-converted” method. Given the precedent set by our share settlements under the 6.5% notes, the Company acknowledges that there is a rebuttable presumption that our future accounting policy for similar instruments should assume share settlement.
Note 18. Segment and Geographic Information, page 104.
Comment 13. We note that two of your customers, Grupo Diavas and StatoilHydro, represented more than 10% of consolidated revenues for the year ended December 31, 2008. Please tell us and quantify in future filings the total amount of revenue from each of these customers. Additionally please tell us and disclose in future filings which segment records these revenues. Please reference paragraph 39 of SFAS 131 for further guidance.
Response 13. We will quantify in future filings the amount of revenues from customers comprising greater than 10% of consolidated revenues, and disclosing which segment records those revenues.

For the year ended December 31, 2008, the schedule below quantifies the amount of revenues from Grupo Diavaz and StatoilHydro and shows which segments record the revenues.
US Dollars — ‘000s

			Subsea
	Towing and	Subsea	Trenching and			% of Total
	Supply	Services	Protection	Total	Total Revenue	Revenue
Grupo Diavaz	$3,235	$49,606	$—	$52,841	$556,131	10%

Statoil Hydro	32,906	81,781	2,960	117,647	556,131	21%
Signatures, page 109
Comment 14. Your signature page of your Form 10-K and your Form 10-K/A must also include the signature of your controller or principal accounting officer. If someone is signing in more than one capacity, indicate each capacity in which he or she has signed. Refer to General Instructions D.2. to Form 10-K.
Response 14. We will file a further amendment to Form 10-K that includes the signature of our principal accounting officer as required pursuant to General Instructions D.2 to Form 10-K.
Form 10-Q For the Quarter Ended March 31, 2009.

Note 10. Taxes, page 19.
Comment 15. We note that as result of changes in tax laws that no longer have time constraints on when you can make qualified environmental expenditures in satisfaction of your liability, that you have recognized a one time tax benefit of $18.6 million related to this change. Please tell us your basis for recognizing this benefit. Please cite any guidance that you relied upon.
Response 15. Under the initial Norwegian Tonnage Tax legislation enacted, any remaining portion of the environmental part of the liability not expended at the end of ten years would be payable to the Norwegian tax authorities at that time.  In 2008, the ten year limitation was extended to fifteen years.  As the enacted legislation was not originally clear as to what would qualify as a qualifying expenditure and the Company could not affirmatively assert that the entire amount of the fund would be used against qualifying expenditures in the permitted timeframe, the Company’s policy was to record a long term tax payable related to the entire balance.  The Company would, in turn, recognize a tax benefit only in the period during which a qualifying expenditure was made.
In February 2009, the Norwegian Ministry of Finance proposed two changes to the approved regime, one of which was the abolition of the need to invest in environmental measures within 15 years.  On March 31, 2009, The EFTA Surveillance Authority approved the changes to the Norwegian Special Tax System for Shipping and took the view that the changes were compatible with the functioning of the EEA Agreement.  Although qualifying expenditures are still required, there is no time constraint to make these expenditures before it would become payable to the Norwegian tax authorities.
According to CON 6, par. 36(a), a liability embodies a present duty or responsibility to one or more entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand.  According to the regulations issued, environmental spending is defined as measures that lead to the reduction of pollution. Future investments such as, including but not limited to, gas, fuel cell and hybrid engines would qualify. Additional measures such as a ship breaking in a less pollutive way than ordinary or the purchase of fuel with low sulfur contents would qualify. These types of costs related to the environmental setoff are incurred in the Company’s ordinary course of business. Because they are not bound to be made within a specified or determinable date before some amount would become payable to the Norwegian tax authorities, there is no identifiable liability.
According to FAS 5, par. 6, when a loss contingency exists, the likelihood that the future event or events will confirm the loss or the incurrence of a liability can range from probable to remote. Under par. 6c, remote is defined to mean that the chance of the future event or events occurring is slight. Under par. 8, an estimated loss shall be accrued if two conditions are met. The first of which is that the information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements. As the likelihood that the environmental setoff would become due and payable to the Norwegian tax authorities is remote due to the lack of time constraints, there is no identifiable liability.
As there is no time constraint and the Company intends to make such expenditures in the ordinary course of business, the Company recognized the deferred tax benefit in the period that the change of law occurred. FAS 109, par. 27, requires that the effects of a change in tax law or rates be recognized in the period that includes the enactment date. While the date of enactment is not explicitly defined, common practice is that enactment occurs when the law has been subjected to the full legislative process. Due to the proposal by the Norwegian Ministry of Finance and approval by the EFTA Surveillance Authority, the enactment date is determined to be March 31, 2009. As a result, the Company recognized a one-time tax benefit in first quarter earnings of $18.6 million related to the change.
Form 8-K Filed on July 30, 2009.
Item 2:02 Results of Operations and Financial Condition.
Comment 16. We note that you disclose the non-GAAP performance measure “Adjusted to Net Income” in your Form 8-K. However, we are unclear as to why “Adjusted Net Income” provides useful information to investors. You state that “Adjusted Net Income” is useful for enhancing the users overall understanding of the Company’s current financial performance, but this is not a substantive reason specific to you as to why this non-GAAP measure is useful to investors. Please discontinue presenting “Adjusted Net Income.”

Response 16. We acknowledge the Staff’s comment and will discontinue presenting “Adjusted Net Income” in future filings.
In connection with its responses to the Staff’s comments, the Company hereby acknowledges that:
•	the participants are responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.
     Please feel free to contact either myself at 281-203-5716 or Lisa Curtis at 281-203-5723 when you have had a chance to review our responses herein.

Very truly yours,
/s/ Geoff Jones

Geoff Jones Chief Financial Officer

cc:	Lyn Shenk James L. Palenchar

Attachment 1
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. We measure operating performance based on adjusted EBITDA, a non-GAAP financial measure, which is calculated as operating income or loss before depreciation and amortization, amortization of non-cash deferred revenue, stock-based compensation, gain (loss) on sale of assets and impairment.
Our measure of adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate adjusted EBITDA differently than we do, which may limit its usefulness as a comparative measure. We believe that the GAAP financial measure that adjusted EBITDA most directly compares to is operating income. Because adjusted EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flows statement data prepared in accordance with GAAP.
Our management uses adjusted EBITDA as an integral part of its evaluation and planning process, and as an important measure to, among other things:
(i) Monitor and evaluate the performance of Trico’s business operations;
(ii) Facilitate management’s internal comparisons of the Company’s historical operating performance of its business operations;
(iii) Facilitate management’s external comparisons of the results of its overall business to the historical operating performance of its competitors;
(iv) Analyze and evaluate financial and strategic planning decisions regarding future operating investments and acquisitions, which may be more easily evaluated in terms of adjusted EBITDA; and
(v) Plan and prepare future annual operating budgets and determine appropriate levels of operating investments.
For the same economic reasons that our management uses adjusted EBITDA as an important performance measure in its evaluation and planning process, we believe that providing disclosure of our results under the rubric of adjusted EBITDA is useful to our investors when presented with our comparable GAAP financial measurements.

Attachment 2
As discussed in Note 2 and Note 4 to our financial statements, our goodwill was recorded in connection with our acquisition of Deep Ocean in May of 2008, and was initially recorded at $234.1 million which was allocated to two of our segments. We did not have any goodwill recorded prior to this acquisition. From the acquisition date through December 31, 2008, we recorded foreign currency translation adjustments of $64.3 million to goodwill. As a result of our annual goodwill impairment test performed as of December 31, 2008, we recorded an impairment on the total carrying value of our goodwill of $169.7 million. The following is the requested roll-forward of goodwill:
Goodwill Rollfoward

		Subsea Trenching
US Dollars - ‘000s	Subsea Services	and Protection	Total
Balance at December 31, 2007	$—	$—	$—
Acquisition	181,087	52,965	234,052
Foreign currency translation adjustment	(50,906)	(13,420)	(64,326)
Impairment	(130,181)	(39,545)	(169,726)

Balance at December 31, 2008	$—	$—	$—